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Annual Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Findexa II and Findexa I (together, the "Company"), does hereby certify, to such officer's knowledge, that:

        The Annual Report on Form 20-F for the year ended 31 December 2002 of the Company fully complies with the requirements of section 13(a) and 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 1, 2003
/s/ PETER DARPÖ Name: Peter Darpö Title: Chief Executive Officer
Date: May 1, 2003
/s/ ERIK DAHL Name: Erik Dahl Title: Chief Financial Officer

        The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of title 18, United States Code) and is not being filed as part of the Form 20-F or as a separate disclosure document.

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Annual Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002